UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 25)1

VIÑA CONCHA Y TORO S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

927191 10 6

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed.

Rule 13d-1(b)	☐

Rule 13d-1(c)	☐

Rule 13d-1(d)	☒

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 927191 10 6	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALFONSO LARRAÍN SANTA MARIA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 50,379,090
	6.	SHARED VOTING POWER 35,110,527
	7.	SOLE DISPOSITIVE POWER 581,019
	8.	SHARED DISPOSITIVE POWER 84,908,598
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,489,617
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.44%
12.	TYPE OF REPORTING PERSON
IN

ITEM 1.

(a)	NAME OF ISSUER:

VIÑA CONCHA Y TORO S.A.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Casilla 213, Av. Nueva Tajamar 481,

Torre Norte, Piso 15,

Santiago, Chile

ITEM 2.

(a)	NAME OF PERSONS FILING:

This statement is filed pursuant to Rule 13d-1(k)(1) and Rule 13d-2(b) by Mr. Alfonso Larraín Santa María, a Chilean citizen, in connection with his beneficial ownership of the common stock (the “Shares”) of Viña Concha y Toro S.A. (the “Issuer”). Mr. Larraín is the Chairman of the Issuer.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Alfonso Larraín Santa María

c/o Viña Concha y Toro S.A.

Casilla 213, Av. Nueva Tajamar 481,

Torre Norte, Piso 15,

Santiago, Chile

(c)	CITIZENSHIP:

Republic of Chile

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

927191 10 6

Page 3 of 5 pages

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

ITEM 4.	OWNERSHIP:

(a)	Amount Beneficially Owned:

Pursuant to the Rules promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the “1934 Act”), as of December 31, 2018, Mr. Larraín may be considered a “beneficial owner” of 85,489,617 Shares, including the following Shares held by members of his family and affiliated entities: 1,736,365 Shares held by his brother, Mr. Andrés Larraín Santa María and 25,954,278 Shares held by Fundación Cultura Nacional, of which Mr. Larraín is the Chairman. Fundación Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education.

(b)	Percent of Class:

As of December 31, 2018, the Shares as to which beneficial ownership is attributed to Mr. Larraín represent 11.44% of the Shares outstanding as of such date.

(c)	Number of Shares as to Which Such Person Has: Sole/Shared Power to Vote/Dispose:

As of December 31, 2018, Mr. Larraín has the sole power to vote or to direct the vote with respect to 50,379,090 of such Shares; has shared power to vote or to direct the vote with respect to 35,110,527 of such Shares; has sole power to dispose or to direct the disposition of 581,019 of such Shares; and has shared power to dispose or to direct the disposition of 84,908,598 of such Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Page 4 of 5 pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10.	CERTIFICATION:

N/A

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2019

ALFONSO LARRAÍN SANTA MARÍA
S-1